UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_____________ to ______________

Commission File Number - 333-133631

A.	Full title of the plan and the address of the plan:

COMMUNITY BANCORP AND DESIGNATED SUBSIDIARIES' RETIREMENT SAVINGS PLAN
Physical Location:
4811 U.S. Rte. 5
Derby, Vermont  05829

Mailing Address:
4811 U.S. Rte. 5
Newport, Vermont  05855

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY BANCORP.
4811 U.S. Rte. 5
Derby, Vermont  05829

REQUIRED INFORMATION

The Community Bancorp and Designated Subsidiaries' Retirement Savings Plan is an ERISA plan with more than 100 participants.  Required financial statements filed with this report:

Financial Report for plan year ended December 31, 2014.

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES’ RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

and

SUPPLEMENTARY INFORMATION

December 31, 2014 and 2013

With Independent Auditor’s Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Audit Committee of the Board of Directors
Community Bancorp and Designated Subsidiaries’ Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Community Bancorp and Designated Subsidiaries’ Retirement Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Portland, Maine
June 24, 2015
VT Reg. No. 92-0000278

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES’ RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31,	2014	2013

Assets
Investments, at fair value
Money market assets	$539,509	$822,749
Marketable equity securities	6,485,779	5,807,153
Mutual funds	11,303,438	10,115,290

Total investments	18,328,726	16,745,192

Receivables
Employer contributions	409,997	376,550
Participant loans	387,768	472,323
Accrued interest and dividends	248	212

Total receivables	798,012	849,085

Net assets available for benefits	$19,126,739	$17,594,277

The accompanying notes are an integral part of these financial statements.

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES’ RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions to net assets attributed to:
Investment and participant loan income
Net appreciation in fair value of investments	$625,489
Interest and dividends from investments and participant loans	941,132

1,566,621

Contributions
Employer’s	546,738
Participants’	397,956
Rollovers	119,988

1,064,682

Total additions	2,631,303

Deductions from net assets attributed to:
Benefits paid to participants	1,053,885
Administrative expenses	44,956

Total deductions	1,098,841

Increase in net assets available for benefits	1,532,462

Net assets available for benefits

Beginning of year	17,594,277

End of year	$19,126,739

The accompanying notes are an integral part of these financial statements.

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES’ RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2014 and 2013

Note 1. Description of Plan

The following description of the Community Bancorp and Designated Subsidiaries’ Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of the sponsor, Community National Bank (the Bank), a subsidiary of Community Bancorp. (the Company or Community Bancorp), who have attained age 21 and have completed one year of service.  Effective January 1, 2008, the Plan recognized years of service with LyndonBank and affiliated employers for purposes of eligibility and computing vesting. Under the provisions of the Plan, investment activity is directed by individual participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to the maximum amount allowed by the Internal Revenue Code (IRC). The Bank makes matching contributions equal to 50% of the participant’s contributions, with such contributions limited to 5% of annual eligible compensation. The Bank may also make additional discretionary contributions. Contributions are subject to certain limitations. After tax or ROTH contributions are accepted by the Plan.

Forfeiture Accounts

There were no unallocated forfeitures as of December 31, 2014 and 2013.  Forfeitures may be used to reduce future employer contributions.  During 2014 and 2013, $12,061 and $15,397, respectively, of forfeitures was used to reduce the Bank’s contribution.

Note 2.  Summary of Accounting Policies

Participant Loans

Loans to participants are reported at their unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan documents.

Investment Valuation

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES’ RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2014 and 2013

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

All reasonable expenses of administration may be paid out of Plan assets unless paid by the Bank.

Note 3.  Investments

Investments that represent 5% or more of the Plan's net assets are as follows:

	2014	2013

Community Bancorp. Common Stock	$6,485,779	$5,807,153
Growth Fund of America, Inc.	2,789,823	2,464,954
American Balanced Fund	1,935,592	1,657,211
Vanguard Total Stock Market Index Fund	2,628,800	2,294,812
EuroPacific Growth Fund	1,315,338	1,338,295
Royce Premier Investment Fund	1,007,234	922,262

During 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$102,611
Marketable equity securities	522,878
$625,489

Note 4.  Fair Value Measurements

Fair value measurement accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, and Level 3 inputs have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. No Level 2 or Level 3 inputs were used at December 31, 2014 and 2013.

Level 1 Fair Value Measurements

Money market assets are valued at the net asset value of shares held by the Plan at year end.  The fair values of marketable equity securities are based on the closing price reported on the active market where the individual securities are traded. The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year end.

The Plan’s investments are reported at fair value on a recurring basis in the accompanying statements of net assets available for benefits.  The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES’ RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2014 and 2013

	Fair Value Measurements at
	Reporting Date Using:

	Total	Level 1
December 31, 2014

Money market assets	$539,509	$539,509

Marketable equity securities:
Financials	6,485,779	6,485,779

Mutual funds:
Index funds	2,628,800	2,628,800
Balanced funds	1,935,592	1,935,592
International growth funds	1,315,338	1,315,338
Growth funds	2,789,823	2,789,823
Large cap value funds	930,235	930,235
Small/mid-cap funds	1,007,234	1,007,234
Fixed income funds	696,416	696,416
	11,303,438	11,303,438

Total assets at fair value	$18,328,726	$18,328,726

December 31, 2013

Money market assets	$822,749	$822,749

Marketable equity securities:
Financials	5,807,153	5,807,153

Mutual funds:
Index funds	2,294,812	2,294,812
Balanced funds	1,657,211	1,657,211
International growth funds	1,338,295	1,338,295
Growth funds	2,464,954	2,464,954
Large cap value funds	811,090	811,090
Small/mid-cap funds	922,262	922,262
Fixed income funds	626,666	626,666
	10,115,290	10,115,290

Total assets at fair value	$16,745,192	$16,745,192

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES’ RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2014 and 2013

Note 5.  Tax Status

The Plan obtained its latest determination letter dated August 23, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.  The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Note 6.  Plan Termination

Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Note 7. Party-In-Interest Transactions

Community Financial Services Group, LLC is the Plan’s custodian. The Bank has a one-third ownership interest in Community Financial Services Group, LLC.

The Plan allows for participant contributions to be invested in common stock of the Company. At December 31, 2014 and 2013, the Plan held 453,551 and 442,956 shares, respectively, valued at $6,485,779 and $5,807,153, respectively.

There were no party-in-interest transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.

Note 8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 9. Subsequent Events

For purposes of accrual or disclosure in these financial statements, the Company has evaluated subsequent events through the date of issuance of these financial statements.

Schedule

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES’ RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Required for IRS Form 5500
EIN #03-0288082
Plan #002

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	American Money Market Fund	Money Market	**	$313,353
	Federated Government Obligations Fund	Money Market	**	8,634
	Blackrock Temp Fund Dollar	Money Market	**	217,522
	American Balanced Fund	Mutual Fund	**	1,935,592
	Dodge & Cox Balanced Fund	Mutual Fund	**	469,705
	Growth Fund of America, Inc.	Mutual Fund	**	2,789,823
	T. Rowe Price Equity Income Fund	Mutual Fund	**	930,235
	Royce Premier Investment Fund	Mutual Fund	**	1,007,234
	Vanguard Total Stock Market Index Fund	Mutual Fund	**	2,628,800
	Vanguard Short Term Bond Index Fund	Mutual Fund	**	226,711
	EuroPacific Growth Fund	Mutual Fund	**	1,315,338
*	Community Bancorp.	Common Stock	**	6,485,779

	Investments at fair value			18,328,726

*	Participant loans	2.88% - 8.13%,
		various maturities	-	387,768

				$18,716,494

*	Indicates a party-in-interest to the Plan.
**	Participant directed investments, information not required.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY BANCORP AND DESIGNATED SUBSIDIARIES'
RETIREMENT SAVINGS PLAN

DATE: June 24, 2015	/s/ Stephen P. Marsh ___
Stephen P. Marsh, Chairman, President & Chief
Executive Officer, Community Bancorp.
(Plan Administrator)